FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of   November, 2003
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Commission File Number     0-29546
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                           America Mineral Fields Inc.
                     --------------------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F   X   Form 40-F
                                         ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

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NEWS RELEASE                                              [COMPANY LOGO OMITTED]


                                                        St. George's House
                                                        15 Hanover Square
                                                        London W1S 1HS
                                                        England
                                                        Tel: ++ 44 20-7355-3552
                                                        Fax: ++ 44 20-7355-3554
                                                        Website: www.am-min.com
                                                        Email: london@am-min.com

For Immediate Release

             AMERICA MINERAL FIELDS INC. APPOINTS NEW BOARD MEMBERS

LONDON, U.K. (October 6, 2003) America Mineral Fields (TSX: AMZ / AIM: AMF), a Canadian mining company, is pleased to announce the appointment of Bernard Pryor and John Bentley to its Board of Directors.

Bernard Pryor has served as Chief Operating Officer (COO) the Company since 1st August 1999. Bernard is experienced in both the operational and the corporate side of the mining industry. Prior to joining AMZ, Mr. Pryor was the COO of Western Pinnacle Mining Ltd, from January 1997 to December 1998 and was a Commercial Director with Minproc Engineers Ltd from 1989 to 1997.

As COO, Bernard has been in charge of the day-to-day operations of the Company. He has been responsible for advancing the Company's interests in Angola and has had charge of the operational and technical aspects of the company's participation in both the Kolwezi Tailings Project and the Kipushi Zinc Mine.

John Bentley brings extensive relevant experience to the board, with a successful track record in establishing, developing and managing international natural resource businesses in developing markets, and raising equity and debt financing. Having qualified as a metallurgist in 1970, John joined the South African company Gencor, where he had extensive management experience in both the mining and oil and gas divisions.

In 1988, John was appointed Managing Director and achieved a significant turn around of the Brazilian gold producer, Sao Bento Mineracao SA, in which Gencor was the majority shareholder. From 1996 to 2000, John acted as Chief Executive of Energy Africa and led its IPO on the Johannesburg Stock Exchange, whilst simultaneously raising $96m from international and domestic investors. During this time, the company increased production fourfold and its net asset value from $250m to $400m. His latest venture is Osprey Oil & Gas, a new upstream oil and gas company dedicated to activity in Africa.

 Tim Read, CEO of AMZ, comments, "I am delighted with the new appointments to our board. Bernard Pryor has been a key member of the team and his appointment as Director is a well-deserved recognition of his invaluable contribution. John Bentley is well known within the mining, oil and gas and investment communities, thanks to his excellent leadership of companies such as Energy Africa. His considerable experience of negotiating and raising project finance in Africa as well as his judgment and network of contacts will be of enormous value to the Company."

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NEWS RELEASE                                              [COMPANY LOGO OMITTED]

About America Mineral Fields

America Mineral Fields is an international mining company listed on the Toronto Stock Exchange and on the Alternative Investment Market (AIM) of the London Stock Exchange. The Company is currently developing several mineral assets in Central Africa including the Kolwezi cobalt/copper tailings project, the Kipushi zinc mine in the DRC and the Cuango River diamond project in Angola. AMZ's growth strategy emphasizes the creation of shareholder value through the development of potential world-class resources in stable or stabilizing political environments.

                                      ~ 30~


London                             North America                      London
Tim Read - CEO                     Martti Kangas                      Simon Robinson / Justine Howarth
America Mineral Fields Inc.        The Equicom Group                  Parkgreen Communications
London                             Toronto
Tel: +44-20-7355-3552              Tel: +416-815-0700 x. 243          Tel: +44-20-7287-5544
Fax: +44-20-7355-3554              800-385-5451 (toll free)           Fax: +44-20-7287-5640
London@am-min.com                  Fax: +416-815-0080                 justine.howarth@parkgreenmedia.com
                                   mkangas@equicomgroup.com


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NEWS RELEASE                                              [COMPANY LOGO OMITTED]


                                                        St. George's House
                                                        15 Hanover Square
                                                        London W1S 1HS
                                                        England
                                                        Tel: ++ 44 20-7355-3552
                                                        Fax: ++ 44 20-7355-3554
                                                        Website: www.am-min.com
                                                        Email: london@am-min.com

For Immediate Release

     America Mineral Fields Welcomes U.N. Expert Panel's Positive Conclusion

Company successfully demonstrates Annex III reference was unfounded

LONDON,  U.K.  (October 30th,  2003) America  Mineral Fields Inc (TSX: AMZ, AIM:
AMF) announced today that the UN's Expert Panel on the Illegal Exploitation of Natural Resources and Other Forms of Wealth of the Democratic Republic of the Congo ("the Panel"), has recommended to the UN Security Council that America Mineral Fields' name `should be viewed as having been removed from the annexes' to its final report.

In the draft of its report published in October 2002 (S/2002/1146), it was alleged that the 76 international companies listed in Annex III had been non-compliant in some respect with the Organization for Economic Cooperation and Development's (OECD) Guidelines for Multinational Enterprises, referenced in that organization's policy brief of June 2001.

"We are delighted that the Panel, after a rigorous investigation of the issues, has concluded that America Mineral Fields' inclusion in the report was totally unwarranted," said Tim Read, President & CEO of the Company. "As we have said all along, we operate to the highest ethical standards in those countries in which we do business and fully comply with all the laws and regulations in Canada, the United Kingdom and the USA regarding ethical foreign investment. Observance of the OECD guidelines forms an important element of the Company's Ethics & Conflict of Interest Policy."

"The objectives of the Panel have been, and continue to be, fully supported by the Board and Management of the Company. We applaud the Panel's efforts to encourage transparent and accountable business practices in the DRC. Our support for, and adherence to, such practices was why our inclusion in the Panel's draft report caused us such concern, and is why we immediately contacted the UN Secretary General and worked with the UN and the Panel for the past year to secure our exoneration from these allegations."

About America Mineral Fields

America Mineral Fields (the "Company") is an international mining company listed on the Toronto Stock Exchange under the symbol AMZ and on the Alternative Investment Market (AIM) of the London Stock Exchange under the symbol AMF. The Company is currently developing several mineral assets in Central Africa including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC and the Cuango River diamond project in Angola. The Company's

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NEWS RELEASE                                              [COMPANY LOGO OMITTED]

growth  strategy  emphasizes  the  creation  of  shareholder  value  through the
development  of  potential   world-class  resources  in  stable  or  stabilizing
political environments.

                                     ~ END ~


London                             North America                      London
Tim Read - CEO                     Martti Kangas                      Simon Robinson / Justine Howarth
America Mineral Fields Inc.        The Equicom Group                  Parkgreen Communications
London                             Toronto
Tel: +44-20-7355-3552              Tel: +416-815-0700 x. 243          Tel: +44-20-7287-5544
Fax: +44-20-7355-3554              800-385-5451 (toll free)           Fax: +44-20-7287-5640
London@am-min.com                  Fax: +416-815-0080                 justine.howarth@parkgreenmedia.com
                                   mkangas@equicomgroup.com



This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  America Mineral Fields Inc.
                                                  (Registrant)

Date November 7, 2003                    By:      /S/ "Paul C. MacNeill"
     ----------------                             ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director